SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87929J 10 3

(CUSIP Number)

February 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP No. 87929J 10 3	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Maurice B. Tosé I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,896,720

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 9,896,720

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,358,413

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		30.76%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87929J 10 3	Schedule 13G	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:

TeleCommunication Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

275 West Street, Annapolis, MD 21401

Item 2.

	(a)	Name of Person Filing: Maurice B. Tosé

	(b)	Address of Principal Business Office or, if none, Residence:

275 West Street, Annapolis, MD 21401

	(c)	Citizenship:	United States

	(d)	Title of Class of Securities:	Class A Common Stock, par value $0.01 per share of (the “Class A Common Stock”)

	(e)	CUSIP Number:	87929J 10 3

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	10,358,413

As of the date hereof, Mr. Tosé is the beneficial owner of 1,131,995 shares of Class A Common Stock and 9,226,418 shares of Class B common stock, par value $0.01 per share, each of which are convertible, at any time, into one share of Class A Common Stock. Each share of Class B common stock is entitled to three votes per share on all matters submitted to a vote of the stockholders.

As a condition to the obligation of The Riverview Group LLC, 033 Growth Partners I, L.P., 033 Growth Partners II, L.P., 033 Growth International Fund, Ltd. and Oyster Pond

CUSIP No. 87929J 10 3	Schedule 13G	Page 4 of 5 Pages

	Partner, L.P. to consummate the purchase of certain of our securities as provided for in that certain Securities Purchase Agreement dated as of December 18, 2003 (the “Securities Purchase Agreement”), Mr. Tosé has entered into that certain Voting Agreement dated as of December 18, 2003 (the “Voting Agreement”) with the Issuer whereby he has agreed to vote all of his shares of the Issuer’s capital stock (a) for approval of the Issuer’s issuance of all of such securities in accordance with and as required by applicable law and the rules and regulations of the Nasdaq National Market and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Securities Purchase Agreement or which could result in any of the conditions to the Issuer’s obligations under the Securities Purchase Agreement not being fulfilled. Each of the Securities Purchase Agreement and the Voting Agreement have been filed with the SEC as exhibits to the Issuer’s Current Report on Form 8-K dated as of December 18, 2003.

(b)	Percent of Class:	28.13%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	9,896,720

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	9,896,720

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10.  Certification

     N/A

CUSIP No. 87929J 10 3	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

/s/ Maurice B. Tosé

Maurice B. Tosé

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